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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Netsmart Technologies, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
64114W306
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	64114W306

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	John A. Paton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		290,765

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		290,765

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	290,765

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.4% (Based on 6,549,058 shares of the Issuer’s common stock outstanding as of December 11, 2006)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a). Name of Issuer:
Netsmart Technologies, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
3500 Sunrise Highway
Great River, New York 11739
Item 2(a). Name of Person Filing:
John A. Paton
Item 2(b). Address of Principal Business Office or, if none, Residence:
6761 Cook Road
Powell, Ohio 43065
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e). CUSIP No.:
64114W306
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4. Ownership:
(a)	Amount Beneficially Owned:

290,765 shares of common stock (1)

(b)	Percent of Class:

4.4% (Based on 6,549,058 shares of the Issuer’s common stock outstanding as of December 11, 2006) (1)

(c)	Number of shares as to which the person filing has:
(i)	Sole power to vote or to direct the vote:
290,765 shares of common stock
(ii)	Shared power to vote or to direct the vote:

0
(iii)	Sole power to dispose or to direct the disposition of:
290,765 shares of common stock
(iv)	Shared power to dispose or to direct the disposition of:
0
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007	By:	/s/ John A. Paton
John A. Paton